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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of JUNE 2004

                        THE DESCARTES SYSTEMS GROUP INC.
                 (Translation of registrant's name into English)




                                120 Randall Drive

                                Waterloo, Ontario

                                 Canada N2V 1C6

                    (Address of principal executive offices)





     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.



         Form 20-F         [_]                      Form  40-F       [X]




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



         Yes               [_]                      No               [X]


     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]


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     The attached Management's Discussion and Analysis of Financial Condition
and Results of Operations fiscal 2005 first quarter ended April 30, 2004 was issued by the Company on June 14, 2004, and is filed herewithin as Exhibit I.










































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                                   SIGNATURES






            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                             THE DESCARTES SYSTEMS GROUP INC.

                                                       (Registrant)





Date:       June 18, 2004                    By:     /s/ J. Scott Pagan
                                                     ------------------
                                             Name:   J. Scott Pagan
                                             Title:  General Counsel & Corporate
                                                     Secretary























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                                    EXHIBITS



     Exhibit No.    Description
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          I         Management's Discussion and Analysis of Financial Condition
                    and Results of Operations for fiscal 2005 first quarter, dated as of June 14, 2004































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